FORM 51-102F3
Material Change Report

Item 1.	Name and Address of Company

Rubicon Minerals Corporation (“Rubicon”)
1540 - 800 West Pender Street
Vancouver, B.C.  V6C 2V6

Item 2.	Date of Material Change

February 13, 2009

Item 3.	News Release

The news release was disseminated via Marketwire on February 13, 2009.

Item 4.	Summary of Material Change

RUBICON ANNOUNCES $40 MILLION FINANCING

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

Rubicon is pleased to announce that it has entered into an agreement with GMP Securities L.P. and a syndicate of underwriters including Macquarie Capital Markets Canada Ltd., TD Securities Inc., Research Capital Corporation, BMO Capital Markets, Genuity Capital Markets, Thomas Weisel Partners Canada Inc. and Dundee Securities Corp. (the “Underwriters”) whereby the Underwriters have agreed to purchase, on an underwritten bought deal basis, 25,000,000 common shares (“Common Shares”) at a price of $1.60 per Common Share for proceeds of $40,000,000.

The Company expects to close the offering on or about March 5th, 2009 subject to regulatory approval. The Common Shares issued will be subject to a hold period of four months and one day following closing of the offering.

The proceeds received by the Company from the sale of the Common Shares shall be used for general and administrative and working capital purposes.

Please see the News Release and Engagement Agreement attached.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable

Item 8.	Executive Officer

David W. Adamson, President & CEO (Tel: (604) 623-3333)

Item 9.	Date of Report

February 23, 2009

News Release
TSX:RMX | NYSE Alternext US:RBY February 12, 2009

Not for distribution to United States newswire services or for dissemination in the United States

RUBICON ANNOUNCES $40 MILLION FINANCING

Rubicon Minerals Corporation (RMX.TSX: | RBY.NYSE Alternext US) (the “Company”) is pleased to announce that it has entered into an agreement with GMP Securities L.P. and a syndicate of underwriters including Macquarie Capital Markets Canada Ltd., TD Securities Inc., Research Capital Corporation, BMO Capital Markets, Genuity Capital Markets, Thomas Weisel Partners Canada Inc. and Dundee Securities Corp. (the “Underwriters”) whereby the Underwriters have agreed to purchase, on an underwritten bought deal basis, 25,000,000 common shares (“Common Shares”) at a price of $1.60 per Common Share for proceeds of $40,000,000.

The Company expects to close the offering on or about March 5th, 2009 subject to regulatory approval. The Common Shares issued will be subject to a hold period of four months and one day following closing of the offering.

The proceeds received by the Company from the sale of the Common Shares shall be used for general and administrative and working capital purposes.

RUBICON MINERALS CORPORATION

“David W. Adamson”

President and Chief Executive Officer

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements

This news release contains certain statements that may be considered "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory and governmental approvals for Rubicon's proposed transactions, the availability of financing for Rubicon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SOURCE: Rubicon Minerals Corporation